                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   _________________________________________

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)

                   Under the Securities Exchange Act of 1934

                         Baldwin Piano & Organ Company
                               __________________
                                (Name of issuer)


                                  Common Stock
                          ___________________________
                         (Title of class of securities)

                                    058246109
                                  --------------

                                 (CUSIP number)

                             Kenneth W. Pavia, Sr.
                         Bolero Investment Group, L.P.
                            1101 E. Balboa Boulevard
                         Newport Beach, CA  92661-1313
                                 (714) 675-3850
                 ______________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                                October 15, 1996
               __________________________________________________
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with the statement:  [  ]

                               Page 1 of 17 Pages
                           Exhibit Index is on Page 9

-----------------------                                  ---------------------
  CUSIP NO. 058246109            SCHEDULE 13D              PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BOLERO INVESTMENT GROUP, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            160,060 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             160,060 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0- SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      160,060 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 058246109            SCHEDULE 13D              PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      KENNETH W. PAVIA, SR.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            222,060 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             222,060 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0- SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      222,060 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 058246109          SCHEDULE 13D                PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      FHI, INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            62,000 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             62,000 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0- SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      62,000 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -----------------------

          This Amendment No. 2 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 18, 1996, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on September 16, 1996 (as amended, the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 422 Wards Corner Road, Loveland, Ohio 45140-8390. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          As of the close of business on October 16, 1996, Bolero held 160,060 Shares, of which (i) 10,000 were contributed to Bolero by Mr. Pavia, (ii) 39,600 were contributed to Bolero by Balboa, (iii) 28,000 were contributed to Bolero by limited partners of Bolero (other than Balboa) and (iv) 82,460 were purchased by Bolero. Mr. Pavia purchased the Shares which he contributed to Bolero for an aggregate purchase price (excluding commissions) of $126,750, which amount was provided from his personal funds. Balboa purchased the Shares which it contributed to Bolero for an aggregate purchase price (excluding commissions) of $502,975, which amount was provided from borrowings under standard broker margin arrangements which have been repaid. It is anticipated that Balboa will be liquidated in the near future and the limited partner interests in Bolero which it holds will be distributed to its general partner, Mr. Pavia, and certain of its limited partners, including FHI. The Shares contributed to Bolero by limited partners (other than Balboa) had an aggregate market value, at the time they were contributed, of $404,875. Bolero purchased the Shares that it purchased for an aggregate purchase price (excluding commissions) of $1,248,043, which amount was provided from its working capital.

          As of the close of business on October 16, 1996, FHI held an aggregate of 62,000 Shares which it had purchased for an aggregate purchase price (excluding commissions) of $789,500, which amount was provided from FHI's working capital.

          None of the Shares is currently subject to any margin arrangements, although the Reporting Persons may from time to time enter into one or more of such arrangements in the future.


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          On October 15, 1996, Bolero submitted a letter to the Company, which letter is filed as Exhibit 3 and is incorporated by reference herein, outlining examples of issues which Bolero believes that the Company had failed to address in order to rectify its laggard sales, erratic earnings and poor stock market performance. The letter also reiterated Mr. Pavia's request that the Company hire a nationally recognized investment banker to explore a possible sale, merger or business combination involving the Company to enhance the Company's value. On October 15, 1996, Bolero issued a press release, which press release is filed as Exhibit 2 and is incorporated by reference herein.

          On October 17, 1996, Bolero submitted another letter to the Board of Directors of the Company, which letter is filed as Exhibit 4 and is incorporated by reference herein. The October 17 letter presented a number of questions and comments regarding the Company, including issues regarding the illiquidity of the Company's stock, the increase in inventory, high administrative expenses, installment receivables, the variety in the Company's product lines, management's compensation, the decrease in the Company's bad debt provision and increase in receivables, the Company's sensitivity to a downturn in the economy and the relatively minor expenditures on research and development. The letter also reiterated that if the Company denies Bolero's request for retention of an investment banker, Pavia would present the proposal outlined in his September 13, 1996 letter to the Company's shareholders.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a)-(b) As of the close of business on October 16, 1996, Bolero directly owned in the aggregate 160,060 Shares, which represent approximately 4.7% of the 3,422,196 Shares outstanding as of August 1, 1996, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (the "Outstanding Shares"). Bolero, acting through its sole general partner, Mr. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

          As of the close of business on October 16, 1996, FHI directly owned in the aggregate 62,000 Shares, which represent approximately 1.8% of the Outstanding Shares. FHI has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

          As of the close of business on October 16, 1996, Mr. Pavia did not hold any Shares directly. As the sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As the sole executive officer and shareholder of FHI, Mr. Pavia may be deemed to beneficially own the Shares held by FHI.

          As of the close of business on October 16, 1996, Mrs. Pavia did not hold any Shares directly. Mrs. Pavia has no right to vote or dispose of any Shares held by Bolero or FHI, and therefore does not beneficially own any of such Shares.

          As of the close of business on October 16, 1996, Balboa did not hold any Shares directly. As a limited partner of Bolero, Balboa has no right to vote or dispose of any Shares held by Bolero, and therefore does not beneficially own any Shares.

          The Reporting Persons may be deemed to be acting as a group in relation to their respective investments in the Company.

          Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

          (c) In addition to the acquisitions of Shares reported in Amendment No. 1 to Schedule 13D, within the past 60 days Bolero has purchased 17,500 Shares through open market purchases in the following transactions, all of which were effected in the over-the-counter market:

        Date       Number of Shares      Price per Share*
      --------     ----------------      ----------------
      09/13/96           5,000                $15.25
      09/20/96           5,500                $15.75
      10/02/96           3,000                $16.00
      10/04/96           2,000                $16.10
      10/07/96           2,000                $15.75

*  Excluding commissions

Except as set forth herein, none of the Reporting Persons, Mrs. Pavia or Balboa has effected any transaction in the Shares during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Exhibit 1 Joint Filing Agreement dated as of July 17, 1996, which was filed as
          Exhibit 1 to the Schedule 13D filed on July 18, 1996 by the Reporting Persons and is incorporated by reference herein.

Exhibit 2 Form of Press Release.

Exhibit 3 Letter from Bolero to the Company dated October 15, 1996.

Exhibit 4 Letter from Bolero to the Company dated October 17, 1996.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 16, 1996

                                         Bolero Investment Group, L.P.


                                         By:  /s/ Kenneth W. Pavia, Sr.
                                             -----------------------------------
                                         Name:  Kenneth W. Pavia, Sr.
                                         Its:   General Partner



                                          /s/ Kenneth W. Pavia, Sr.
                                         ---------------------------------------
                                              Kenneth W. Pavia, Sr.



                                         FHI, Inc.


                                         By:  /s/ Kenneth W. Pavia, Sr.
                                             ----------------------------------
                                         Name:  Kenneth W. Pavia, Sr.
                                         Its:   President

                                 EXHIBIT INDEX
                                 -------------


Exhibit 1 Joint Filing Agreement dated as of July 17, 1996, which was filed as
          Exhibit 1 to the Schedule 13D filed on July 18, 1996 by the Reporting Persons and is incorporated by reference herein.

Exhibit 2 Form of Press Release.

Exhibit 3 Letter from Bolero to the Company dated October 15, 1996.

Exhibit 4 Letter from Bolero to the Company dated October 17, 1996.